EXHIBIT 12 (A)
                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                     ---------------------------------------
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                 12 Months
                                                                   Ended
                                 YEARS ENDED DECEMBER 31,         June 30,
                         ------- -------  ------- ------- -------
                         1993     1994     1995    1996    1997    1998
                         ------- -------  ------- ------- -------  -----
                             (Millions of Dollars, where applicable)
Earnings as Defined in
Regulation S-K (A):

Net Income                 $615    $659    $617     $535    $528    $570
Income Taxes (B)            307     302     326      268     286     364
Fixed Charges               401     408     419      438     450     441
                         ------  ------  ------   ------  ------  ------
Earnings                 $1,323  $1,369  $1,362   $1,241  $1,264  $1,375
                         ======  ======  ======   ======  ======  ======


Fixed Charges as Defined
in Regulation S-K (C):

Total Interest Expense     $390    $396    $407     $399    $395    $386
Interest Factor in
  Rentals                    11      12      12       11      11      11
Subsidiaries' Preferred
  Securities Dividend
  Requirements               --      --      --       28      44      44
                         ------- ------- -------  ------- ------- -------
Total Fixed Charges        $401    $408    $419     $438    $450    $441
                         ======= ======= =======  ======= ======= =======
Ratio of Earnings to
Fixed Charges              3.30    3.35    3.25     2.83    2.81    3.12
                         ======= ======= =======  ======= ======= =======

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B)  Includes State income taxes and Federal income taxes for other income.

(C) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) Preferred Securities Dividend Requirements of subsidiaries.